Mail Stop 3720

January 12, 2007

Dean Valentino
President
Famous Uncle Al's Hot Dogs & Grille, Inc.
100 Mill Plain Road
Danbury, CT 06811

      Re: **Famous Uncle Al's Hot Dogs & Grille, Inc.**
              Amendment No. 5 to Form SB-2
              Filed January 5, 2007
              File No. 333-132948

Dear Mr. Valentino:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibit 23.1

1.   We note your response to prior comment 6. Please include a revised consent that also references your auditor's report dated November 28, 2006 regarding the financial statements of Famous Uncle Al's Hot Dogs, Inc. In addition, please ensure that the revised consent is currently dated.

                    *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile (918) 336-3152
        John Heskett, Esq.